6620 West Broad Street Richmond, VA 23230 www.genworth.com

May 12, 2015

VIA EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Genworth Financial, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2014

Filed March 2, 2015

File No. 001-32195

Dear Mr. Rosenberg:

Reference is made to your letter dated April 29, 2015 to Martin P. Klein, Executive Vice President and Chief Financial Officer, Genworth Financial, Inc. (“Genworth” or “we”), setting forth the Staff’s comments on the above-referenced filing (the “Comment Letter”). We are submitting this letter in response to the Staff’s Comment Letter. The headings and numbered paragraphs in this letter correspond to the original headings and numbered paragraphs in the Comment Letter. For ease of reference, we have repeated the Staff’s comments before each of our responses.

Notes to Consolidated Financial Statements

(17) Fair Value of Financial Instruments

Fixed Maturity, Equity, and Trading Securities, page 300

1.	Refer to your disclosure of fixed maturity securities herein and in Note 4. Please provide us analyses under ASC 320-10-50-1B and ASC 820-10-50-2B supporting your presentation of fixed maturity securities by “major security types” and “classes.” In this regard, please tell us why you did not further disaggregate your U.S. Corporate and Corporate-non U.S. fixed maturity securities. Your disclosures on pages 39 and 40 suggest that further disaggregation may be necessary.

We did not include the further disaggregation of our U.S. Corporate and Corporate—non-U.S. fixed maturity securities in the referenced notes due to the consistency in our valuation techniques used for all sectors, and given the amount of information included in and the length of our disclosures already presented in Note 4 and Note 17. However, we did include this disaggregation information in “Item 1. Business” to give the reader a frame of reference for the classes of securities included in our U.S.

Mr. Jim B. Rosenberg

May 12, 2015

Corporate and Corporate—non-U.S. fixed maturity securities. In response to the Staff’s comment, beginning with our Quarterly Report on Form 10-Q for the period ending June 30, 2015, we will expand our disclosures to further disaggregate our U.S. Corporate and Corporate—non-U.S. fixed maturity securities in a manner that is consistent with the major types of securities, or classes, as presented in “Item 1. Business” of our Form 10-K.

Based on the major types of securities, or classes, presented in our Form 10-K for the fiscal year ended December 31, 2014, such disclosure of the classes of our U.S. Corporate and Corporate—non-U.S. fixed maturity securities would have been as follows:

2014
(Dollar amounts in millions)	Fair value
U.S. corporate:
Utilities	$4,281
Energy	2,348
Finance and insurance	5,033
Consumer—non-cyclical	4,107
Technology and communications	2,290
Industrial	1,767
Capital goods	1,913
Consumer—cyclical	1,874
Transportation	1,031
Other	2,556

Total U.S. corporate	$27,200

Corporate—non-U.S.:
Utilities	$1,397
Energy	2,244
Finance and insurance	3,119
Consumer—non-cyclical	895
Technology and communications	1,159
Industrial	1,435
Capital goods	721
Consumer—cyclical	636
Transportation	675
Other	2,851

Total corporate—non-U.S.	$15,132

We will include the same classes of our U.S. Corporate and Corporate—non-U.S. fixed maturity securities in the following charts in Note 4 and Note 17:

•	Amortized cost chart (page 252)

•	Charts for gross unrealized losses and fair values of investment securities that have been in a continuous unrealized loss position (pages 253 - 257)

•	Fair value level chart by class of instrument (page 307)

•	Fair value level 3 rollforward chart (page 310)

Mr. Jim B. Rosenberg

May 12, 2015

2.	Refer to your discussion of valuation techniques used to fair value your investments in fixed maturity securities on pages 300 and 318. Please provide us, for each “class” (see comment one above) of Level 2 and Level 3 investments in fixed maturity securities, the valuation technique(s) and inputs used in your fair value measurement. Refer to ASC 820-10-50-2bbb.

Our valuation techniques and inputs used to fair value each class of our fixed maturity securities are consistent across all classes. Therefore, in response to the Staff’s comment, beginning with our Quarterly Report on Form 10-Q for the period ending June 30, 2015, we will explicitly disclose in our fair value disclosures that the Level 2 and Level 3 valuation techniques and inputs used to fair value our fixed maturity securities are the same for all classes.

In addition to including the classes of our U.S. Corporate and Corporate—non-U.S. fixed maturity securities in our charts as described above, we will modify our disclosures in future filings to describe the inputs for each class of our U.S. Corporate and Corporate—non-U.S. fixed maturity securities classified as Level 3. Based on the major types of securities, or classes, presented in our Form 10-K for the fiscal year ended December 31, 2014, such disclosure of the classes of our U.S. Corporate and Corporate—non-U.S. fixed maturity securities would have been as follows:

(Dollar amounts in millions)	Valuation technique	Fair value	Unobservable input	Range (bps)	Weighted-average (bps)
Fixed maturity securities:
U.S. corporate:
Utilities	Internal models	$491	Credit spreads	99 - 227	166
Energy	Internal models	191	Credit spreads	125 - 284	181
Finance and insurance	Internal models	435	Credit spreads	84 - 463	278
Consumer—non-cyclical	Internal models	140	Credit spreads	96 - 418	200
Technology and communications	Internal models	10	Credit spreads	203	202
Industrial	Internal models	78	Credit spreads	156 - 325	233
Capital goods	Internal models	146	Credit spreads	81 - 396	176
Consumer—cyclical	Internal models	346	Credit spreads	81 - 331	186
Transportation	Internal models	136	Credit spreads	76 - 298	179
Other	Internal models	261	Credit spreads	84 - 281	152

Total U.S. corporate	Internal models	$2,234	Credit spreads	76 - 463	197

Corporate—non-U.S.:
Utilities	Internal models	$333	Credit spreads	99 - 176	139
Energy	Internal models	190	Credit spreads	131 - 253	187
Finance and insurance	Internal models	117	Credit spreads	108 - 238	129
Consumer—non-cyclical	Internal models	185	Credit spreads	81 - 314	177
Technology and communications	Internal models	42	Credit spreads	131 - 248	193
Industrial	Internal models	171	Credit spreads	96 - 248	200
Capital goods	Internal models	226	Credit spreads	131 - 279	193
Consumer—cyclical	Internal models	73	Credit spreads	134 - 248	195
Transportation	Internal models	154	Credit spreads	96 - 248	173
Other	Internal models	97	Credit spreads	130 - 808	262

Total corporate—non-U.S.	Internal models	$1,588	Credit spreads	81 - 808	178

Mr. Jim B. Rosenberg

May 12, 2015

*    *    *    *    *

We acknowledge the following:

•	Genworth is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to Genworth’s filings; and

•	Genworth may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the opportunity to work with the Staff to continue to enhance our financial disclosures. Should you have any questions regarding our responses, please contact Martin P. Klein at (804) 662-2451 or Kelly L. Groh at (804) 281-6321.

Sincerely,

/s/ Martin P. Klein	/s/ Kelly L. Groh
Martin P. Klein	Kelly L. Groh
Executive Vice President and Chief Financial Officer	Vice President and Controller
(Principal Financial Officer)	(Principal Accounting Officer)

cc:

Mary Mast, Senior Staff Accountant, U.S. Securities and Exchange Commission

Thomas J. McInerney, President and Chief Executive Officer, Genworth Financial, Inc.